EXHIBIT 99.1

Tekmira Provides Update on Licensed Product Candidate, Marqibo(R)

Talon Therapeutics' Product Candidate Marqibo Receives a Positive Vote From the Oncologic Drugs Advisory Committee (ODAC)

VANCOUVER, British Columbia, March 21, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that its licensing partner, Talon Therapeutics, Inc. (OTCBB:TLON), announced today that the Oncologic Drugs Advisory Committee voted 7 yes, 4 no, and 2 abstain that evidence from clinical studies supports a favorable benefit/risk assessment for use of Marqibo® (vincristine sulfate liposomes injection) for the treatment of adult Philadelphia chromosome-negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. The FDA decision date for Marqibo is May 13, 2012.

Marqibo is a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (liposomal formulation of the chemotherapy drug vinorelbine) and Brakiva (liposomal formulation of the chemotherapy drug topotecan), were licensed from Tekmira to Talon Therapeutics, Inc. (formerly Hana Biosciences) in 2006. Talon is now responsible for all future development of these products, and Tekmira is entitled to receive milestone and royalty payments based on the successful development and commercialization of these three product candidates.

"We are pleased that Talon's Marqibo program received a positive recommendation from the Oncologic Drugs Advisory Committee, and we look forward to the FDA's completion of its review by May 13, 2012," said Dr. Mark J. Murray, Tekmira's President and CEO.

The ODAC provides the FDA with independent expert advice and recommendations; however the final decision regarding approval is made by the FDA.

About Marqibo

Marqibo is a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine. Talon has been developing Marqibo for the treatment of adult, Ph- ALL and adult aggressive NHL. Vincristine, a microtubule inhibitor, is FDA-approved for ALL and is widely used as a single agent and in combination regimens for treatment for hematologic malignancies such as lymphomas and leukemias. Marqibo is designed to provide prolonged circulation of the drug in the blood and accumulation at the tumor site. These characteristics are intended to increase the dose of vincristine delivered in a safe and effective manner. Talon's NDA seeking accelerated approval of Marqibo® (vincristine sulfate liposomes injection) has been accepted for filing by the FDA. Marqibo will be reviewed by the FDA under Subpart H — Accelerated Approval of New Drugs for Serious or Life Threatening Illnesses, for the treatment of adult Philadelphia chromosome-negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. The PDUFA date is May 13, 2012.

About Talon Therapeutics

Talon Therapeutics, Inc. is a biopharmaceutical company dedicated to seizing upon medical opportunities, efficiently and expertly leading product candidates through clinical development, and transferring value to patients, patient care providers, shareholders, corporate partners, and employees. In addition to Marqibo, the Company has additional pipeline opportunities some of which, like Marqibo, have the potential to improve delivery and enhance the therapeutic benefits of well characterized, proven chemotherapies and enable high potency dosing without increased toxicity. More information about Talon can be found at: www.talontx.com

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Talon's ability to obtain approval of Marqibo for the treatment of adult Ph- ALL from the FDA, the potential of Marqibo to be a safe and effective alternative for the treatment of adult relapsed ALL compared to existing therapies, and Tekmira's entitlement to receive milestone and royalty payments based on the successful development and commercialization of Talon's Marqibo, Brakiva, and Alocrest product candidates.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the potential of Marqibo to be a safe and effective alternative for the treatment of adult relapsed ALL compared to existing therapies, and Talon's ability to obtain approval of Marqibo from the FDA, and Tekmira's entitlement to receive milestone and royalty payments based on the successful development and commercialization of Talon's Marqibo, Brakiva, and Alocrest product candidates. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that Marqibo may not progress further in the FDA approval process, Marqibo might not prove to be a safe and effective alternative for the treatment of adult relapsed ALL compared to existing therapies; Tekmira's may not receive milestone and royalty payments based on the successful development and commercialization of Talon's Marqibo, Brakiva, and Alocrest product candidates; and Tekmira's development programs will not result in expected results on a timely basis, or at all.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Marqibo is a U.S. registered trademark of Talon Therapeutics, Inc.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca